DOFT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2025


EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
  Doft & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Doft & Co., Inc. (the "Company") as of June 30, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 1991.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
August 20, 2025

DOFT & CO., INC.

Statement of Financial Condition
June 30, 2025

ASSETS

Securities owned, at fair value (cost $29,616,116)	$ 33,777,311
Cash and cash equivalents	1,755,959
Right of use asset	234,701
Prepaid taxes	4,207
Furniture and fixtures (net of accumulated depreciation of $2,250)	1,614
Due from clearing broker	33,148
Other assets	147,524
	$ 35,954,464

LIABILITIES

Accrued expenses and accounts payable	$ 524,084
Lease liability	274,825
Current taxes payable	1,499
Deferred tax liability	732,408
Total liabilities	$ 1,532,816

Commitments and contingencies

STOCKHOLDER'S EQUITY

Preferred stock, $1,000 par value; authorized, 1,000 shares; outstanding, 202 shares	$ 202,000
Common stock, no par value; authorized, 1,000 shares; outstanding, 150 shares at stated value	141,170
Retained earnings	34,078,478
Total stockholder's equity	34,421,648
	$ 35,954,464

See notes to statement of financial condition

2

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2025

Note A - Summary of Significant Accounting Policies

Doft & Co., Inc. (the "Company") is registered as a broker-dealer and clears all of its customer transactions through a correspondent broker on a fully disclosed basis.

[1]   Security transactions, commissions and related expenses are recorded on a trade-date basis.

[2]   The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets and liabilities.

Marketable securities owned, which include common stocks, are readily marketable, are valued at fair value on the last business day of the year at the last available reported national exchange price.

Demand note accounts are valued based on the principal balance plus earned interest. The interest is determined based on the stated interest rate for each demand note. Demand notes that are not traded in an active market are generally categorized in Level 2 of the fair value hierarchy.

[3]   The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents, except for demand note accounts, which are considered securities owned, at fair value.

[4]   Furniture, fixtures and leasehold improvements are recorded at cost. Depreciation of furniture and fixtures is provided on the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of their useful lives or the term of the lease.

3

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2025

Note A - Summary of Significant Accounting Policies (Continued)

[5] The revenue recognition under ASC Topic 606, Revenue with Contracts with Customers, guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns commissions by executing client transactions in stocks and other financial products. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date which is generally one business day after trade date for equities securities.

[6] Income taxes are accounted for under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of June 30, 2025.

[7] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

DOFT & CO., INC.

Note B – Fair Value of Financial Instruments and Financial Assets and Liabilities

The following table presents the Company's assets by level within the fair value hierarchy at June 30, 2025:

	Fair Value	Fair Value Hierarchy
Securities owned:		
Common stocks:		
Consumer, non-cyclical	$ 5,002	Level 1
Financial	4,161,342	Level 1
Auto	246	Level 1
Total common stocks	4,166,590	(1)
Demand note accounts	29,610,721	(2) Level 2
	$ 33,777,311	

(1) One security, Intercontinental Exchange, represents approximately 99.65% of fair value of equity securities owned.

(2) The demand notes accounts carry interest at approximately 4.50% and have no fixed term. One demand notes, GM Financial Right Note, represents approximately 61% of demand note accounts held as of June 30, 2025.

5

DOFT & CO., INC.

Notes to Statement of Financial Condition June 30, 2025

Note B – Fair Value of Financial Instruments and Financial Assets and Liabilities (Continued)

The following table presents the carrying values and estimated fair values at June 30, 2025, of financial assets, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets:					
Cash and cash equivalents	$ 1,755,959	$ 1,755,959	$ -	$ -	$ 1,755,959
Due from clearing broker	33,148	-	33,148	-	33,148
Other assets - deposit	131,384	-	131,384	-	131,384
Total Assets	$ 1,920,491	$ 1,755,959	$ 164,532	$ -	$ 1,920,491

Note C - Stockholder's Equity

The Company's preferred stock has preference in liquidation in the amount of $1,000 a share and may be redeemable at the option of the Company at any time, subject to the approval of regulatory authorities, at $1,000 a share. Common stock and preferred stock have the same dividend rights, and dividends are paid only if and when declared by the Board of Directors.

Note D - Income Taxes

As of June 30, 2025, the deferred income tax assets and liabilities were as follows:

Net operating loss carryforwards	$ 151,433
Unrealized gain on investment	(883,841)
Net deferred tax liability	$ (732,408)

DOFT & CO., INC.

Note D - Income Taxes (Continued)

At June 30, 2025, the Company has a NOL carryforward of approximately $647,000 for federal tax purposes. The Company had state and city net operating losses of approximately $779,000, which will expire through 2044 if not utilized prior to that date.

The Company files federal, Connecticut, New York State and New York City income tax returns. Tax years 2021 through 2024 remain open to examination by federal and state tax jurisdictions.

Note E - Commitments and Contingencies

    [1] Lease:

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company leases office space pursuant to an operating lease agreement. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease commenced on March 1, 2024 for a term of 3 years, ending February 28, 2027. The Company used its estimated incremental borrowing rate of 6% to calculate the lease liability. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability less the unamortized balance of the lease incentives receives, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The future minimum lease payments are as follows:

Year ending June 30,

2026	$ 172,825
2027	115,216
Total lease payments	$ 288,041
Less: imputed interest	(13,216)
Present Value of future minimum lease payments	$ 274,825

As of June 30, 2025, the Company provided an interest bearing security deposit in the amount of approximately $19,000 pursuant to the terms of the lease.

Note E - Commitments and Contingencies (Continued)

[2] Financial instruments with off-balance-sheet risk and concentration of credit risk:

As a non-clearing broker, the Company has its securities and customers' transactions cleared through another broker-dealer pursuant to a clearing agreement. The Company's securities positions are held with the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities' lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Note F – Credit Losses

ASC Topic 326, Financial instruments- Credit Losses ("ASC 326") impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectations is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company did not record an allowance for credit losses at June 30, 2025.

Note G - Related Party Transactions

During the year ended June 30, 2025, the Company acted as an introducing broker for various related parties. Additionally, during the year ended June 30, 2025, the Company paid director fees to individuals related to the principal shareholder and investment advisory fees to a firm owned by a related party of management.

Note H - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025, the Company had a ratio of aggregate indebtedness to net capital of .16 to 1, and its net capital was $3,479,668 compared to the minimum requirement of $100,000.


EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Doft & Co., Inc.

We have reviewed management's statements, included in the accompanying of Exemption Report, in which (1) Doft & Co., Inc. (the "Company") claims an exemption under 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii), (the "exemption provisions"), (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception, and (3) the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading, and Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions, Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions and Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
August 20, 2025

Doft & Co., Inc
55 East 59th Street, Suite 1201
New York, NY 10022

Annual Exemption Report

Doft & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) for the year ended June 30, 2025, without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Doft & Co., Inc.

I, Jonathan Doft, swear that to my best knowledge and belief, this Exemption Report is true and correct.

Signature: _____

Title: President

Date: AuGusT 1st, 2025



EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Doft & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Doft & Co., Inc. (the "Company") as of June 30, 2025, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in the Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1 of the Securities Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1 of the Securities Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1991.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
August 20, 2025


EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Stockholder of Doft & Co., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2025. Management of Doft & Co., Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective bank disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
August 20, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME: DOFT & CO INC

SEC No.: 8-10048

For the fiscal period beginning 7/1/2024 and ending 6/30/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,709,185.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 2,709,185.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 150,484.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.	$ 1,109,973.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 25.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 25.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 1,260,482.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 1,448,703.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 2,173.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 1,249.00	
11	**a** Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2025 SIPC-6 and 6A(s)	$ 1,249.00		
	d Add lines 11a through 11c		$ 1,249.00	
12	**LESSER** of line 10 or 11d.			$ 1,249.00
13	**a** Amount from line 8		$ 2,173.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 1,249.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 924.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 924.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-10048	DEA: FINRA	2025	Jun

MEMBER NAME DOFT & CO INC
MAILING ADDRESS ATTN: ROBERT HAMAOUI
55 EAST 59TH ST 12TH FLR

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

DOFT & CO INC
(Name of SIPC Member)

ROBERT HAMAOUI
(Authorized Signatory)

7/22/2025
(Date)

doftco@doftco.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.